December 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	America Service Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-19673
Dear Mr. Rosenberg:
We have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated November 16, 2007, concerning America Service Group Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
In responding to the comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1.	We acknowledge your response to prior comment 1. Please revise to disclose as we originally requested trends and operating results for fixed fee, population based, cost plus fixed fee and pharmacy revenue contracts. Please disclose the percentage of

Securities and Exchange Commission
Division of Corporation Finance
December 13, 2007

fixed fee, population based and cost plus a fee contracts in relation to total contracts in tabular format similar to the one provided in your response. Please discuss and analyze the average gross margin for each type of contract. Please refer to Item 303 of Regulations S-K.
Response: In future filings the Company will modify its discussion of revenue included in the Revenue and Cost Recognition section of its discussion of Critical Accounting Policies and Estimates as follows:
Revenue and Cost Recognition
     The Company’s contracts with correctional institutions are principally fixed price contracts with revenue adjustments for census fluctuations and risk sharing arrangements, such as stop-loss provisions and aggregate limits for off-site or pharmaceutical costs. Such contracts typically have a term of one to three years with subsequent renewal options and generally may be terminated by either party without cause upon proper notice. Revenues earned under contracts with correctional institutions are recognized in the period that services are rendered. Cash received in advance for future services is recorded as deferred revenue and recognized as income when the service is performed.
     Revenues are calculated based on the specific contract terms and fall into one of three general categories: fixed fee, population based, or cost plus a fee.
     For fixed fee contracts, revenues are recorded based on fixed monthly amounts established in the service contract irrespective of inmate population. Revenues for population-based contracts are calculated either on a fixed fee that is subsequently adjusted using a per diem rate for variances in the inmate population from predetermined population levels or by a per diem rate multiplied by the average inmate population for the period of service. For cost plus a fee contracts, revenues are calculated based on actual expenses incurred during the service period plus a contractual fee.
     Normally, contracts will also include additional provisions which mitigate a portion of the Company’s risk related to cost increases. Off-site utilization risk is mitigated in the majority of the Company’s contracts through aggregate pools or caps for off-site expenses, stop-loss provisions, cost plus a fee arrangement or, in some cases, the entire exclusion of certain or all off-site service costs. Pharmacy expense risk is similarly mitigated in certain of the Company’s contracts. Typically under the terms of such provisions, the Company’s revenue under the contract increases to offset increases in specified cost categories such as off-site expenses or pharmaceutical costs. For contracts which include such provisions, the Company recognizes the additional revenues due from clients based on its estimates of applicable contract to date costs incurred as compared to the corresponding pro rata contractual limit for such costs. Because such provisions typically specify how often such additional revenue may be invoiced and require all such additional revenue to be ultimately settled based on actual expenses, the additional revenues are initially recorded as unbilled receivables until the time period for billing has been met and actual costs are known. Any differences between the Company’s estimates of incurred costs and the actual costs are recorded in the period in which such differences become known along with the corresponding adjustment to the amount of recorded additional revenues.
     Under all contracts, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. If necessary, the Company revises its estimates for such adjustments in future periods when the actual amount of the adjustment is determined.

Securities and Exchange Commission
Division of Corporation Finance
December 13, 2007

     Revenues for the distribution of pharmaceutical and medical supplies are recognized upon delivery of the related products.
     The table below illustrates these revenue categories as a percentage of total revenues from continuing operations for the most recent three years.

	Percentage of Revenue from Continuing Operations
	For the Year Ended	For the Year Ended	For the Year Ended
Contract Category	December 31, 2006	December 31, 2005	December 31, 2004
Fixed Fee	27.44%	26.41%	25.41%
Population Based	50.81%	48.04%	46.59%
Cost Plus a Fee	18.73%	19.10%	19.46%
Pharmacy Revenue*	3.02%	6.45%	8.54%

* Pharmacy revenue is revenue recognized by Secure Pharmacy Plus, LLC, an indirect subsidiary of the Company.
     Contracts under the population based and fixed fee categories generally have similar margins which are higher than margins for contracts under the cost plus a fee category. Cost plus a fee contracts generally have lower margins but with much less potential for variability due to the limited risk involved. The Company’s profitability under each of the three general contract categories discussed above varies based on the level of risk assumed under the contract terms with the most potential for variability being in contracts under the population based or fixed fee categories which do not contain any of the risk mitigating provisions described above. For the year ended December 31, 2006, contracts accounting for approximately 9.8% of the Company’s correctional healthcare services revenues from continuing operations do not contain such risk mitigating provisions.
Note 2 — Summary of Significant Accounting Policies, page F-7
Revenue and Cost Recognition, page F-7
2.	We have read your response to comment 2, but continue to believe that if you have any reference to a valuation specialist, that the specialist must be named in the filing. Refer to “Revenue and Cost Recognition” on page F-7, “Contracts and Other Intangibles” on page F-10, “Professional and General Liability Self-Insurance Retention” on page F-11, “Other Self-funded Insurance Reserves” on page F-12. A reference to a valuation specialist requires a consent in a ’33 Act filing.
               Response: The Company will clarify its disclosures in future filings to indicate that appraisals and actuarial analysis are one of several factors considered by management in the determination of its reserves, accruals and valuations, and not refer to such information as being prepared by third parties or valuation specialist. For example, in the “Revenue and Cost Recognition” section on page F-7, the Company will change the disclosure as follows:
     An actuarial analysis is also prepared at least quarterly as an additional tool to be considered by management in evaluating the adequacy of the Company’s total accrual related to contracts which have sufficient claims payment history.

Securities and Exchange Commission
Division of Corporation Finance
December 13, 2007

               In the “Contracts and Other Intangibles” section on page F-10, the Company will remove its referral to the useful life of the contract intangibles being determined by an independent appraisal at the time of acquisition.
               In the “Professional and General Liability Self-Insurance Retention” section on page F-11, the Company will change the disclosure as follows:
     Management establishes reserves for the estimated losses that will be incurred under these insurance policies after taking into consideration the Company’s professional liability claims department and external counsel evaluations of the merits of the individual claims, analysis of claim history, actuarial analysis and coverage limits where applicable.
...
     The Company’s estimates of this reserve are supported by various analyses, including an actuarial analysis, which is prepared on a quarterly basis.
               In the “Other Self-funded Insurance Reserves” section on page F-12, the Company will change the disclosure as follows:
               An actuarial analysis is prepared at least annually as an additional tool to be considered by management in evaluating the adequacy of the Company’s reserve for workers’ compensation claims.
Note 9 — Accounts Receivable, page F-17
3.	We acknowledge your response to prior comment 3. Revise to disclose as we originally requested your proposed disclosure with respect to the collectibility of billed receivables due from expired contracts.
               Response: In future filings the Company will change its disclosures related to this matter as follows, subject to any changes of material facts that occur prior to such filing:
     With respect to PHS accounts receivable, at December 31, 2007, the Company had approximately $1.7 million of billed receivables due from clients whose contracts terminated prior to January 1, 2006. Approximately $0.3 million of this amount is due from clients whose contracts expired prior to January 1, 2005. In addition to the billed receivables due from these former clients, the Company also has approximately $0.3 million of unbilled receivables related to these former clients which represent aggregate risk sharing receivable amounts which remain unbillable based on stated contract terms. This unbilled receivable amount relates to one client whose contract expired prior to January 1, 2005.
     A significant portion of the amount outstanding relates to billings for costs incurred by the Company for offsite medical services and pharmacy costs which are in excess of the Company’s maximum exposure for such costs as set forth under the Company’s contracts that were in effect with these former clients. Such billings can sometimes take in excess of one year to collect due to reasons such as typical provider claims payment runoff periods that are specified in various contracts before the Company can bill the customer, lengthy governmental audits of claims payments and the approval of additional funds to be appropriated by certain governmental entities. Due to the age of the receivables and the lack of an ongoing business relationship between the Company and the clients, there is a heightened risk of uncollectibility related to these receivables. However, the Company had

Securities and Exchange Commission
Division of Corporation Finance
December 13, 2007

valid contracts with these former clients under which services were priced, performed and billed; therefore, the Company believes that these receivables are contractually due under the terms of the respective expired contracts and that the former clients have the resources to make payment. As a result, the Company believes the risk of a material loss is not probable and that no additional reserves are required at this time.

4.	We acknowledge your response to prior comment 4. Please revise to disclose as we originally requested the factors that you considered in determining that disputed amounts are collectible relating to the $1.8 million receivable of which $1.2 million has been reserved.
               Response: In future filings the Company will change its disclosures related to this matter as follows, subject to any changes of material facts that occur prior to such filing:
     The Company and its clients will, from time to time, have disputes over amounts billed under the Company’s contracts. The Company records a reserve for contractual allowances in circumstances where it concludes that a loss from such disputes is probable. The Company is involved in a dispute with a former client whose contract termed on October 31, 2007, where the client withheld approximately $1.8 million from payments of receivables due the Company. The Company has recorded approximately $1.2 million of contractual allowances which it estimates as the amount due to the client related to staffing penalties under the contract. Approximately $0.6 million of the withheld amount due from this former client is related to liquidated damages assessed by the former client. The Company is challenging this amount withheld for liquidated damages as well as the process by which the damages were estimated by the former client. The contract with the former client sets forth specific items for which damages could be assessed and maximum amounts for each item. The former client’s assessment of damages did not relate to items for which damages could be assessed under the terms of the contract nor did it provide a calculation of the method used to estimate the damages for the alleged deficiencies. Therefore, the Company has recorded no reserve for this remaining amount totaling $0.6 million. Although there is a heightened risk of uncollectibility related to this amount due to the dispute and age of this receivable, the Company believes the risk of a material loss is not probable and that no additional reserves are required at this time.
5.	We acknowledge your response to prior comment 5. Please revise to disclose as we originally requested the factors that you considered in determining that the $1.1 million in billed receivables in dispute are collectible.
               Response: In future filings the Company will change its disclosures related to this matter as follows, subject to any changes of material facts that occur prior to the filing:
     The Company is involved in a dispute with a current client over billed receivables totaling approximately $1.1 million. These receivables were invoiced to the client in the second quarter of 2006 and represent amounts paid under a settlement between the Company and a local healthcare provider. Under the terms of the contract between the Company and this client, the Company is allowed to bill the client for costs incurred such as those described above. The Company has a valid contract with this customer under which services were performed, priced and billed. Although there is a heightened risk of uncollectibility related to this amount due to the age of this receivable, the Company believes the risk of a material loss is not probable and that no reserves are required at this time.

Securities and Exchange Commission
Division of Corporation Finance
December 13, 2007

6.	Refer to your response to comment 6. Please revise to disclose the factors you considered that led you to believe that the $1.7 million in accounts receivable relating to the three lawsuits is collectible.
               Response: In future filings the Company will change its disclosures related to this matter as follows, subject to any changes of material facts that occur prior to the filing:
     PHS has approximately $1.7 million of receivables due from its former client, Baltimore County, Maryland (the “County”), primarily related to services rendered between April 1, 2006 and September 14, 2006, the date the Company’s relationship with the County was terminated. PHS is currently involved in three lawsuits with this former client, one of which involves the County’s lack of payment for services rendered. The other suits relate to a dispute over whether the Company was required to continue providing services to the County beyond June 30, 2005 and are more fully described in Note 23.
     The County has refused to pay PHS for these amounts and therefore, on October 27, 2006, PHS filed suit against the County in the Circuit Court for Baltimore County, Maryland seeking collection of the outstanding receivable balances and damages for breach of contract, quantum meruit and unjust enrichment. The Company is of the opinion that it will prevail in this lawsuit as it continued to provide services to the County as desired by the County and the amounts are fixed in nature and were billed in accordance with the terms of the expired contract (see Note 23). Accordingly, the Company believes that the outstanding accounts receivable from the County to the Company represent valid receivables for services rendered by the Company and any amounts ultimately deemed to be uncollectible, if any, will not be material to the financial statements.
Please let us know if you have any further questions once you have had the opportunity to review our responses. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at (615) 376 - 1376 (office) or (615) 376 - 1309 (fax).

Sincerely,
/s/ Michael W. Taylor
Michael W. Taylor
Senior Vice President and Chief Financial Officer